EXHIBIT (E)(2)

                           Related Party Transactions

           In 1992, the Company and GTE Service Corporation entered into an Agreement for Services pursuant to which GTE Service Corporation has agreed to provide the Company with certain administrative, financial, strategic planning, marketing, procurement, audit, network, systems, regulatory and legal support services. Under this agreement, as amended in 2001, the Company has agreed to pay GTE Service Corporation US$4,500,000 per year for such services. Services rendered prior to 2001 and services outside the scope of the specific services provided for under the agreement were or are billed on a time and materials basis. In 1998, 1999 and 2000, GTE Service Corporation invoiced the Company US$1,145,201, US$1,927,361 and US$2,028,047, respectively, for services provided under the agreement, including pass through billing of services rendered by third parties.

           From time to time, the Company purchases supplies and equipment from Verizon. For the years 1998, 1999 and 2000, Verizon invoiced the Company US$17,054,657, US$1,973,433 and US$6,923,926, respectively, for supplies and equipment ordered by the Company on a purchase order basis. The substantial majority of these purchases involve orders of supplies and equipment from third prices from whom Verizon can obtain significantly better pricing.

           Verizon and certain of its international affiliates, including, without limitation, Compania Dominicana de Telefonos, C. por A. ("CODETEL") and Puerto Rico Telephone Company, transmit international long distance traffic to the Company or receive international long distance traffic from the Company, paying or receiving, as the case may be, established international settlement payments.

           The Company and GTE Laboratories Inc. have entered into an agreement pursuant to which the Company has licensed GTE Laboratories' proprietary TONICS network management software at no cost.

           In 2001, Verizon provided advances to VenWorld Telecom C.A. ("VenWorld") to pay legal fees in the amount of US$56,678.17. VenWorld subsequently repaid this amount to Verizon out of the dividend payments received from the Company in June 2001.

           GTE Service Corporation sublicensed the base customer care and billing system developed by AMDOCS (UK) Limited to Telecomunicaciones Movilnet, C.A. ("Movilnet") and provided or arranged for implementation and integration services to Movilnet for such system in 1998 and 1999, billing Movilnet US$19,468,069 in 1998 and US$12,408,466 in 1999. Substantially all of these license and service fees were paid by GTE Service Corporation to third party subcontractors, including AMDOCS (UK) Limited.

           GTE Service Corporation and Movilnet entered into a Technical Assistance Agreement in June 2001 relating to the provision of additional know-how as well as maintenance and operational support services in connection with the AMDOCS customer care and billing system. The agreement has a term of five years. Movilnet paid GTE Service Corporation US$8,866,500 in consideration of the grant of a license or sublicense for the proprietary and third party know-how provided and to be provided by GTE Service Corporation to Movilnet relating to the AMDOCS system. Movilnet also agreed to pay Verizon a quarterly fee for operational support and maintenance services relating to the AMDOCS system: for each of the third and fourth quarters of 2001, US$1,375,000; and for each of the four quarters in 2002, US$750,000. Fees for operational support and maintenance services relating to the AMDOCS system for future quarters will be determined by mutual agreement of the parties. Over 90% of these fees were paid by GTE Service Corporation to third party subcontractors, including AMDOCS (UK) Limited.

           From time to time, Movilnet purchases supplies and equipment from Verizon. For the years 1998, 1999 and 2000, Verizon invoiced the Company US$6,465,966, US$5,569,647 and US$5,135,682, respectively, for supplies and equipment ordered by the Company on a purchase order basis. The substantial


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majority of these purchases involve orders of supplies and equipment from third prices from whom Verizon can obtain significantly better pricing.

           Certain Verizon wireless affiliates have roaming agreements with Movilnet at customary roaming rates.

           GTE Overseas Corporation currently employs 22 expatriates at the Company. These expatriates include three executive officers of the Company:
Gustavo Roosen, President and Chairman of the Board of Directors of the Company; Vicente Llatas, Chief Operating Officer of the Company; and Armando Llatas, Chief Financial Officer of the Company.

           Mr. Roosen's initial contract with GTE Overseas Corporation was executed in June 1995. This agreement was most recently amended, by letter agreement, in December 2000. Mr. Roosen's current base salary is US$305,000 and, apart from customary benefits, he is also entitled to an annual bonus in an amount up to his base salary as well as a long term incentive target of 175% of his base salary amount [(for which he has been granted options to acquire Verizon stock)]. In the event that Mr. Roosen's employment is terminated involuntarily without cause, he is entitled to one year's base salary.

           Mr. Llatas' initial contract with GTE Overseas Corporation was executed in April 1998. Mr. Llatas' current base salary is US$242,000 and, apart from customary benefits, he is also entitled to an annual bonus in an amount up to $193,600 as well as a long term incentive target of 100% of his base salary amount.

           Mr. Yanes' initial contract with GTE Service Corporation was executed in May 2000. Mr. Yanes' current base salary is US$173,000 and, apart from customary expatriate employee benefits, he is also entitled to an annual bonus as well as an annual grant of options to acquire Verizon stock.

           GTE Overseas Corporation pays the salaries and certain expenses of these expatriates, which amounts are invoiced to the Company without markup. In 1998, 1999 and 2000, GTE Overseas Corporation invoiced the Company approximately US$7,746,000, US$7,809,000 and US$6,800,000, respectively.








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